January 23, 2018

Via EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:     National General Holdings Corp.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 23, 2017
Form 10-Q for the Quarterly Period Ended September 30, 2017
Filed November 8, 2017
File No. 001-36311

Dear Mr. Rosenberg:

Thank you for your letter dated January 10, 2018 (the “Comment Letter”), regarding the Annual Report on Form 10-K for the year ended December 31, 2016 (the “2016 Form 10-K”) and Quarterly Report on Form 10-Q for the period ended September 30, 2017 (the “2017 Form 10-Q”) of National General Holdings Corp. (“National General” or the “Company”).

We have carefully considered the Staff’s comments and set forth our response below. Each response is numbered to correspond to the comment set forth in the Comment Letter, which for convenience we have incorporated into this response letter.

Form 10-Q for the Quarterly Period Ended September 30, 2017
Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations
Consolidated Results of Operations for the Three Months Ended September 30, 2017 Compared to the Three Months Ended September 30, 2016, page 53

1.
We acknowledge your response to prior comment 7. It appears that your prospective reclassification of certain claims handling costs from general and administrative expenses to loss and loss adjustment expense (LAE) is the correction of an error from a classification that does not comply with GAAP to one that does. Although your error correction does not impact net income or your combined ratio, it impacts two line items on your consolidated statements of income, your loss ratios and your expense ratios and is a likely contributor to the apparent understatement of incurred losses and LAE and paid losses and LAE in your ASC 944-40-50-3 rollforward on page F-57. In Note 1 to your financial statements, you assert that "certain reclassifications have been made to amounts in prior period condensed consolidated financial statements to conform to current period presentation." Please tell us why you have not retrospectively presented this error correction consistent with that assertion and whether you intend to do so for all periods presented in your upcoming Form 10-K, including all years presented in Selected Financial Data consistent with the guidance in ASC 250-10-45-23. Also, provide us the amounts to be reclassified from general and administrative expenses to LAE for the years ended December 31, 2016, 2015, 2014 and 2013.

We previously did not present the reclassification of certain claims handling costs from general and administrative expenses to LAE retrospectively due to our consideration that there was no impact on pretax income, operating earnings, total revenue or total expenses, and combined ratio, which is a key measure analyzed by our investors and analysts. As part of our intended “little r” restatement described in our response to comment 2 below and consistent with the statement in Note 1 to our financial statements quoted above, we do intend to retrospectively present the correction of this error for all periods presented in our upcoming Form 10-K including all years presented in Selected Financial Data.

The Company has concluded that the classification error, considered both individually, and in the aggregate with all other adjustments in each period, was not material to our previously issued financial statements. Our materiality assessment took into consideration the guidance in Staff Accounting Bulletin No. 99 - Materiality (“SAB 99”). As noted above, from a quantitative perspective, the misclassification had no impact on our pretax income, operating earnings, earnings per share, total revenue or total expenses, and combined ratio. While there was an impact on the loss and expense ratio, the Company also performed a qualitative assessment and determined the materiality of the classification error based on all of the relevant facts and circumstances. Our approach conforms to the SEC’s and FASB’s long-standing emphasis that materiality cannot be reduced to a quantitative assessment. As previously noted, our investors and analysts are focused primarily on our combined ratio due to the fact that the definition of expense ratio often varies from company to company. We note, that since we disclosed this reclassification in our Form 10-Q for the quarter ended March 31, 2017, we received limited questions from our investors and analysts regarding this matter.

Management also considered the qualitative items specifically listed in SAB 99 in its assessment:

•
whether the misclassification arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate - The misclassification does not arise from an estimate.

•	whether the misclassification masks a change in earnings or other trends - The misclassification in prior years does not impact net income or mask any trend in earnings.

•
whether the misclassification hides a failure to meet analysts' consensus expectations for the enterprise - As described above, our investors’ and analysts’ expectations are predominantly based on our combined ratio. There was no impact on our combined ratio. As a result, there was no failure to meet investors’ or analysts’ expectations.

•	whether the misclassification changes a loss into income or vice versa - The misclassification did not result in a change from an income to a loss position or vice versa.

•
whether the misclassification concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability - Because the reclassification is from one expense line item to another in equal offsetting amounts and the two line items are analyzed collectively as part of combined ratio, the misclassification does not materially impact a segment or business that plays a significant role in the Company’s operations or profitability.

•	whether the misclassification affects the registrant's compliance with regulatory requirements - This misclassification did not have any impact on our compliance with any regulatory requirements.

•
whether the misclassification affects the registrant's compliance with loan covenants or other contractual requirements - None of our financial covenants and contractual requirements are impacted by the misclassification.

•
whether the misclassification has the effect of increasing management's compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation - The effects of applying the amounts of this misclassification would not have had any impact on management’s compensation.

•	whether the misclassification involves concealment of an unlawful transaction - The misclassification did not involve concealment of an unlawful transaction.

As a result of the aforementioned assessment, management concluded that there is not a substantial likelihood that a reasonable person would consider the classification error as material to the previously issued financial statements or to have significantly altered the total mix of information available. As noted above, as part of our intended "little r" restatement, we do intend to retrospectively present the reclassification for all periods presented in our upcoming Form 10-K including all years presented in Selected Financial Data to conform to current period presentation.

The amounts to be reclassified from general and administrative expenses to LAE for the years ended December 31, 2016, 2015, 2014 and 2013 are as follows:

($'s in thousands)	Year Ended December 31, 2016
	As previously reported	Adjustment	As reclassified
Loss and loss adjustment expense	$1,958,545	$131,892	$2,090,437
General and administrative expenses	844,114	(131,892)	712,222

	Year Ended December 31, 2015
	As previously reported	Adjustment	As reclassified
Loss and loss adjustment expense	$1,381,641	$103,371	$1,485,012
General and administrative expenses	530,347	(103,371)	426,976

	Year Ended December 31, 2014
	As previously reported	Adjustment	As reclassified
Loss and loss adjustment expense	$1,053,065	$65,428	$1,118,493
General and administrative expenses	348,762	(65,428)	283,334

	Year Ended December 31, 2013
	As previously reported	Adjustment	As reclassified
Loss and loss adjustment expense	$462,124	$58,898	$521,022
General and administrative expenses	280,552	(58,898)	221,654

Consolidated Results of Operations for the Nine Months Ended September 30, 2017 Compared to the Nine Months Ended September 30, 2016
Earnings (losses) of equity method investments, page 57

2.
We acknowledge your response to prior comment 8. We disagree with your assertion that your disclosure of the losses in the real estate limited partnerships was adequately disclosed in your filings because you view your equity method investments as "non-core." In this regard, the guidance in Item 303(b)(2) of Regulation S-K applies to all material components of operating results. As a result and in light of your intended "little r" restatement, please provide us the following:

•	Proposed draft disclosure to be included in your upcoming 2017 Form 10-K related to this restatement;

An initial draft of the restatement footnote to be included in our upcoming 2017 Form 10-K is included as Exhibit A hereto. We note that the disclosure and updated financial statements remain subject to further review and update as a result of our ongoing financial statement preparation, review and related control procedures.

•
An analysis supporting why restatement of your financial statements as of and for the quarter and six months ended June 30, 2017 and as of and for the nine months ended September 30, 2017 as well as amendments to the related Forms 10-Q are not necessary in light of recording these out of period adjustments that appear to have materially impacted your 2017 results of operations;

The restatement footnote to be included in our Annual Report on Form 10-K for the year ended December 31, 2017 (a draft of which is included herewith), contains updated financial statements for each quarterly period of 2017 reflecting the impact of correcting the timing of losses on all real estate investments, as well as the other adjustments contained therein. Accordingly, this information will be readily available to investors and analysts and an amended Form 10-Q should not be required.

We believe that this determination is consistent with ASC 250-10-45-27 and the discussion in “Remarks Before the 2008 AICPA National Conference on Current SEC and PCAOB Developments” by Mark Mahar, Associate Chief Accountant, Office of the Chief Accountant. In considering the total mix of information and how a reasonable investor might consider that information with respect to its previously issued Form 10-Qs for the second and third quarters of 2017, management assessed a number of factors in addition to the factors specifically noted in SAB 99. Firstly, the quantitative impact of the change in equity method investments was assessed based on the estimated pre-tax income based on earnings for the full year excluding the impact of unrelated circumstances (i.e., the significant weather and wild fire events in the second half of the year). These events resulted in lower actual 2017 pre-tax income and the resulting magnification of the quantitative error in hindsight on a percentage basis. This is particularly important as investors and analysts review our results taking historical and expected trends into account as part of their total mix of information. Secondly, the impact of the change in equity method investments (i) is not an insurance related metric that our investors and analysts significantly focus on or that impacts a business or segment that investors regard as driving valuation or risks (a number of analysts specifically noted that these losses were non-core in nature and the underwriting results were showing favorable trends), and (ii) was not the cause of the Company missing investors’ and analysts expectations for the second or third quarters of 2017.

In light of the foregoing and the fact that this information will be readily available to investors as part of the Annual Report on Form 10-K for the year ended December 31, 2017, we do not believe that investors or analysts would benefit from amended Form 10-Qs for the aforementioned quarterly periods.

•
A discussion of your procedures applied in 2015 and 2016 to assess the operating results of these real estate limited partnerships in recording your share of their operating results under the equity method;

On a quarterly basis, we receive financial statements from the General Partner of the limited partnership and reconcile our investment in the partnership to our capital position in the financial statements, and record our proportionate share of the partnership’s income. As part of our suite of controls surrounding our investments for which we apply the equity method of accounting, we perform an analysis, including the review and comparison of the period over period results to examine for and evaluate any material trends or variations. We also engage in periodic discussions with the general partner relating to the financial performance of the partnership. While the Company requested audited financial statements for these investments, the audited financial statements were not received by the Company until just prior to the filing of our Form 10-Q for the period ended June 30, 2017. As noted in our reply on December 14, 2017, upon our receipt and review of the audited financial statements, the Company identified the need to adjust our share of the partnership income for the amount of the amortization and depreciation shown in the audited financial statements.

•	An explanation as to why it was not evident to you in 2015 and 2016 that the limited partnerships did not amortize acquisition accounting related intangible assets; and

The absence of intangible assets on the balance sheet and amortization or depreciation on the income statement provided by the General Partner created no period over period variance in trend or financial results and was therefore not noted during the aforementioned review of the quarterly statements in 2015 and 2016. It was also not evident in the general discussions regarding the financial performance of the partnership.

•
An assessment of the impact of your restatement on your evaluations of internal control over financial reporting at December 31, 2016 and disclosure controls and procedures at December 31, 2016, June 30, 2017 and September 30, 2017.

We have evaluated each of the prior period adjustments included in exhibit A and have determined that none of the related deficiencies in internal controls resulted in a material weakness in internal controls either individually or in the aggregate as of December 31, 2016. Further, we assessed any control enhancements made during 2017 and concluded that none of these enhancements resulted in a material change to our internal controls during 2017.

In addition, we have evaluated and concluded at December 31, 2016, June 30, 2017 and September 30, 2017, that our disclosure controls and procedures are effective in ensuring that information required to be disclosed by us in the reports we filed or submitted under the Exchange Act is timely recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Form 10-K for the Fiscal Year Ended December 31, 2016
Notes to the Consolidated Financial Statements
Note 12: Unpaid Losses and Loss Adjustment Expense Reserves, page F-57

3.	We note from the tables you provided in response to prior comment 2 that:

•
Duration for physical damage in your auto (including recreation vehicle and motorcycle) coverage and your homeowners and other (including lender-placed homeowners) coverage is substantially shorter than for auto liability coverage.

•
Claim severity for homeowners and other coverage and auto liability coverage is substantially higher than for auto physical damage coverage. In addition, the percentage change in claim severity for an accident year as compared to a prior accident year for auto liability coverage can differ significantly from that for auto physical damage and homeowners and other coverages. For example, there was a significant drop in severity compared to the preceding year for auto liability coverage in accident year 2016 while auto physical damage coverage experienced a modest increase in severity for that year and the significant increase in severity for homeowners and other coverage in accident year 2015 was not matched by the other two coverages.

•
Prior year development for auto liability coverage can differ significantly from development for auto physical damage coverage and homeowners and other coverage. For example, substantially all the development in 2016 appears to be related to auto liability coverage, and unfavorable development in 2015 for auto liability coverage is more than offset by favorable development in auto physical damage coverage and homeowners and other coverage.

•
The percentage change in the amount of initial loss estimate for an accident year as compared to a prior accident year for auto liability coverage can differ significantly from that for auto physical damage coverage or homeowners and other coverage. For example, the initial loss estimate for accident year 2016 increased as compared to the initial loss estimate for accident year 2015 at similar rates for auto liability coverage and for auto physical damage coverage while there was a negligible decrease for homeowners and other coverage.

Accordingly, it appears that aggregation of auto liability, auto physical damage and homeowners and other coverages obscures meaningful trending information for investors and that differing settlement patterns and claims frequency and severity result in significantly different characteristics of the liability for unpaid losses and LAE. As a result, we believe that these three lines of business should be disaggregated in the tables presenting incurred claims and cumulative paid claims under ASC 944-40-50-4H. Please confirm that you will present separate tables for auto liability, auto physical damage and homeowners and other coverages in future Forms 10-K.

We confirm that we will present separate tables for auto liability, auto physical damage and homeowners and other coverages in future Forms 10-K.

4.
We acknowledge your response to prior comment 3. As the objective of the short- duration disclosures as outlined in paragraph BC2 of ASU 2015-09 is to provide financial statement users with information to facilitate an analysis of the amount, timing, and uncertainty of cash flows arising from insurance contracts and the development of related loss reserve estimates, we believe it should be clear how the claims development tables provided under ASC 944-40-50-4B relate to the loss reserve rollforward provided under ASC 944-40-50-3 and related discussion of development and trends in Management's Discussion and Analysis (MD&A). As a result, please provide us proposed disclosure to be included in future Forms 10-K for this footnote or for MD&A using the December 31, 2016 information provided in your response that bridges the gap between the information provided in the claims development tables on pages F-59 through F-61 and that recorded in your financial statements as depicted in the loss reserve rollforward on page F-57. In this light, in your response also explain why the claims development tables you provide appear to provide more losses incurred and payments made than depicted in your loss reserve rollforward. In this regard, for example, it appears that the total 2016 losses and 2016 payments for the 2016 accident year depicted in your claims development tables were $2.228 billion and $1.359 billion, respectively, when the current year losses incurred and current year loss payments from the loss reserve rollforward were only $1.945 billion and $1.192 billion, respectively.

The following is the proposed disclosure to be included in future Forms 10-K for this footnote using the December 31, 2016 information that bridges the gap between the information provided in the claims development tables on pages F-59 through F-61 and that recorded in our financial statements as depicted in the loss reserve rollforward on page F-57. We note that based on our responses to this comment letter and the comment letter dated December 14, 2017, certain subcategories listed below may not be applicable in future Forms 10-K.

The reconciliation of the net incurred and paid loss information in the development tables and loss reserve rollforward table for the year ended December 31, 2016 is as follows:

	2016 - Current Accident Year Incurred
($'s in thousands)	P&C	A&H	Reciprocal Exchanges	Total
Rollforward table	$1,597,132	$290,057	$57,818	$1,945,007
Development tables	1,909,730	245,014	73,727	2,228,471
Variance	$(312,598)	$45,043	$(15,909)	$(283,464)

Unallocated claims adjustment expenses	55,987	1,782	6,746	64,515
Activity pre-closing for business acquired	(368,585)	—	—	(368,585)
DE captive subsidiaries	—	9,583	—	9,583
Long-duration contracts	—	25,020	—	25,020
A&H reserves otherwise excluded	—	3,778	—	3,778
Effect of foreign exchange rates	—	4,880	—	4,880
Activity first quarter 2016 deconsolidation	—	—	(22,655)	(22,655)
Variance	$(312,598)	$45,043	$(15,909)	$(283,464)

	2016 - Current Accident Year Paid
($'s in thousands)	P&C	A&H	Reciprocal Exchanges	Total
Rollforward table	$974,402	$181,957	$35,771	$1,192,130
Development tables	1,170,671	147,674	41,073	1,359,418
Variance	$(196,269)	$34,283	$(5,302)	$(167,288)

Unallocated claims adjustment expenses	23,207	—	981	24,188
Activity pre-closing for business acquired	(219,476)	—	—	(219,476)
DE captive subsidiaries	—	5,009	—	5,009
Long-duration contracts	—	19,853	—	19,853
Effect of foreign exchange rates	—	1,210	—	1,210
Reserve reclassified to paid	—	8,211	1,614	9,825
Activity first quarter 2016 deconsolidation	—	—	(7,897)	(7,897)
Variance	$(196,269)	$34,283	$(5,302)	$(167,288)

5.
We acknowledge your response to prior comment 4. We believe that the commingling in the claims development tables of historical loss estimates of acquired businesses in periods prior to acquisition at static amounts with those of legacy business distorts development information of the legacy business in the tables and is inconsistent with the principle in paragraph BC18 of ASU 2015-09 to provide meaningful trending information and the general principle in paragraph BC2 of that ASU to provide meaningful claims development information. Also, providing historical loss estimates of acquired businesses in periods prior to acquisition at static amounts deprives financial statement users information to understand potential development on that book of business. Please tell us whether you intend to present material acquisitions in your claims development tables in the notes to your financial statements of your December 31, 2017 and future Forms 10-K on a full retrospective basis (either in tables combined with your legacy business or separately) or on a prospective basis in separate tables.

We intend to present material acquisitions in our claims development tables in the notes to our financial statements of our December 31, 2017 and future Forms 10-K on a full retrospective basis in tables combined with our legacy business.

In connection with our response to the Comment Letter, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•
the Commission has taken the position that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing to be responsive to the Staff’s comments. Please contact the undersigned at (212) 380-9492 if you require any further information.

Sincerely,

/s/ Michael Weiner
Michael Weiner, Chief Financial Officer

cc: Jeffrey Weissmann, National General Holdings Corp.

Exhibit A
(In Thousands, Except Shares and Per Share Data)

Note X. Revisions of Previously Issued Financial Statements

In connection with the preparation, review and audit of the Company's consolidated financial statements required to be included in this Annual Report on Form 10-K for the year ended December 31, 2017, management identified certain errors in the Company's historical financial statements, resulting in a conclusion that certain corrections need to be made to the Company's previously issued consolidated financial statements for fiscal years 2016 and 2015, along with each of the four quarters included in fiscal years 2016 and 2015 as well as the first three quarters of fiscal year 2017. The Company has revised its prior period consolidated financial statements accordingly and included such revisions herein. Based on an analysis of quantitative and qualitative factors in accordance with SEC Staff Accounting Bulletins 99 and 108, the Company concluded that these errors were not material to the consolidated financial position, results of operations or cash flows as presented in the Company’s quarterly and annual financial statements that have been previously filed in the Company’s Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. As a result, amendment of such reports is not required.

The primary items corrected relate to (1) the retrospective reclassification of costs associated with claims handling from General and Administrative Expense to Loss and Loss Adjustment Expense, and (2) the period in which losses relating to the Company’s limited partnership interests in certain real estate joint ventures should have been recorded in Equity in Earnings of Unconsolidated Subsidiaries. The Company has also included certain other adjustments that have also been corrected.

The nature and description of each of these adjustments is as follows:

1.
Reclassification of Costs Associated with Claims Handling. The Company classified certain costs associated with claims handling within general and administrative expenses in 2016 and 2015. The Company has reclassified these costs from general and administrative expenses to loss adjustment expenses in 2016 and 2015. This correction resulted in increases in loss and loss adjustment expense and corresponding decreases in general and administrative expenses in 2016 and 2015.

2.
Earnings of equity method investments. The Company received information relating to amortization and depreciation of certain of its limited partnership real estate investments in 2017 from the general partner for such investments which related to prior periods and initially recorded the impact in the second quarter of 2017. This correction resulted in a $9,800 and $7,200 decreases in equity in earnings of unconsolidated subsidiaries in 2016 and 2015, respectively, and a corresponding $17,000 increase in the nine months ended September 30, 2017.

3.
Gross Premium Written. The Company corrected its P&C segment gross premium written and acquisition costs and other underwriting expenses due to calculation errors. This correction resulted in a $1,390 increase in gross premium written and a $151 decrease in acquisition costs and other underwriting expenses in 2016, and a $296 and $732 increases in gross premium written and acquisition costs and other underwriting expenses in 2015, respectively.

4.
Loss Reserves. The Company made adjustments to its A&H segment loss reserves by correcting a discount rate and other calculation errors. This correction resulted in a $1,843 and $308 increases in loss and loss adjustment expenses in 2016 and 2015, respectively, and a $4,318 reduction to the opening balance of retained earnings as of January 1, 2015.

5.
Goodwill Reversal. The Company recorded a goodwill impairment in 2016 and recognized it at the consolidated level. The A&H reporting unit level had no goodwill impairment so no goodwill impairment should have been recognized at the consolidated level. This correction resulted in a $3,074 decrease in general and administrative expenses in 2016.

6.
Investments. The Company incorrectly classified a trading portfolio investment as available-for-sale at December 31, 2016. This correction resulted in a $1,900 increase in net gains on investment in 2016 and a corresponding $1,900 reduction in other comprehensive income in 2016.

7.
Tax Expense. The Company identified errors in its tax provision during its tax return preparation which resulted in a tax benefit in 2016. This correction resulted in a $5,747 decrease in the provision for income taxes in 2016.

8.
Additional Paid-in-Capital. The Company identified errors when booking withholding tax when share-based compensation shares were net settled. This correction resulted in a $919 decrease in additional paid-in-capital and a corresponding increase in accounts payable and accrued expenses in 2016.

The adjustments to the Company’s annual and quarterly previously issued financial statements is as follows:

	December 31, 2016
Consolidated Balance Sheet:	As reported	Adjustments	As adjusted	Reference
ASSETS
Investments - NGHC
Fixed maturities, available-for-sale, at fair value	$2,755,454	$—	$2,755,454
Equity securities, available-for-sale, at fair value	29,578	—	29,578
Fixed maturities, trading, at fair value	38,677	—	38,677
Equity securities, trading, at fair value	30,133	—	30,133
Other investments	513,262	(17,000)	496,262	2
Investments - Exchanges
Fixed maturities, available-for-sale, at fair value	306,345	—	306,345
Total investments	3,673,449	(17,000)	3,656,449
Cash and cash equivalents	220,299	—	220,299
Restricted cash and cash equivalents	65,601	—	65,601
Accrued investment income	28,769	—	28,769
Premiums and other receivables, net	1,090,669	1,105	1,091,774	3
Deferred acquisition costs	220,922	—	220,922
Reinsurance recoverable	948,236	—	948,236
Prepaid reinsurance premiums	156,970	—	156,970
Deferred tax asset	46,207	665	46,872	6
Premises and equipment, net	114,504	—	114,504
Intangible assets, net	467,720	—	467,720
Goodwill	155,290	3,074	158,364	5
Prepaid and other assets	56,345	—	56,345
Total assets	$7,244,981	$(12,156)	$7,232,825
LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Unpaid loss and loss adjustment expense reserves	$2,265,072	$8,794	$2,273,866	4
Unearned premiums and other revenue	1,665,888	—	1,665,888
Reinsurance payable	98,810	—	98,810
Accounts payable and accrued expenses	336,991	919	337,910	8
Debt	752,001	—	752,001
Other liabilities	200,715	(13,723)	186,992	2, 3, 4, 6
Total liabilities	5,319,477	(4,010)	5,315,467
Stockholders’ equity:
Common stock	1,064	—	1,064
Preferred stock	420,000	—	420,000
Additional paid-in capital	914,706	(919)	913,787	8
Accumulated other comprehensive income:
Unrealized foreign currency translation adjustment, net of tax	(2,320)	—	(2,320)
Unrealized gains on investments, net of tax	15,030	(1,235)	13,795	6
Total accumulated other comprehensive income	12,710	(1,235)	11,475
Retained earnings	545,106	(5,992)	539,114	2, 3, 4, 5, 6, 7
Total National General Holdings Corp. Stockholders’ Equity	1,893,586	(8,146)	1,885,440
Non-controlling interest	31,918	—	31,918
Total stockholders’ equity	1,925,504	(8,146)	1,917,358
Total liabilities and stockholders’ equity	$7,244,981	$(12,156)	$7,232,825

	Three Months Ended December 31, 2016				Year Ended December 31, 2016
Consolidated Statement of Income:	As reported	Adjustments	As adjusted	Reference	As reported	Adjustments	As adjusted	Reference
Revenues:
Premium income:
Gross premium written	$901,348	$1,612	$902,960	3	$3,499,508	$1,390	$3,500,898	3
Ceded premiums	(118,463)	—	(118,463)		(428,202)	—	(428,202)
Net premium written	782,885	1,612	784,497		3,071,306	1,390	3,072,696
Change in unearned premium	73,186	—	73,186		(77,525)	—	(77,525)
Net earned premium	856,071	1,612	857,683		2,993,781	1,390	2,995,171
Ceding commission income	21,194	—	21,194		45,600	—	45,600
Service and fee income	98,194	—	98,194		380,817	—	380,817
Net investment income	22,712	—	22,712		99,586	—	99,586
Net gain (loss) on investments:
Other-than-temporary impairment loss	—	—	—		(22,102)	—	(22,102)
Other net realized gain on investments	6,550	1,900	8,450	6	25,956	1,900	27,856	6
Total net gain on investments	6,550	1,900	8,450		3,854	1,900	5,754
Other income (expense)	26,458	—	26,458		26,458		26,458
Total revenues	1,031,179	3,512	1,034,691		3,550,096	3,290	3,553,386
Expenses:
Loss and loss adjustment expense	567,284	45,391	612,675	1, 4	1,958,545	133,735	2,092,280	1, 4
Acquisition costs and other underwriting expenses	134,645	398	135,043	3	497,158	(151)	497,007	3
General and administrative expenses	277,630	(46,859)	230,771	1, 5	844,114	(134,966)	709,148	1, 5
Interest expense	11,645	—	11,645		40,180	—	40,180
Total expenses	991,204	(1,070)	990,134		3,339,997	(1,382)	3,338,615
Income before provision (benefit) for income taxes and earnings of equity method investments	39,975	4,582	44,557		210,099	4,672	214,771
Provision (benefit) for income taxes	1,177	(6,058)	(4,881)	2, 3, 4, 5, 6	42,616	(8,618)	33,998	2, 3, 4, 5, 6
Income before earnings of equity method investments	38,798	10,640	49,438		167,483	13,290	180,773
Earnings of equity method investments	8,410	(2,400)	6,010	2	25,401	(9,800)	15,601	2
Net income	47,208	8,240	55,448		192,884	3,490	196,374
Less: Net (income) attributable to non-controlling interest	(8,419)	—	(8,419)		(20,668)	—	(20,668)
Net income attributable to NGHC	38,789	8,240	47,029		172,216	3,490	175,706
Dividends on preferred stock	(7,875)	—	(7,875)		(24,333)	—	(24,333)
Net income attributable to NGHC common stockholders	$30,914	$8,240	$39,154		$147,883	$3,490	$151,373

Earnings per common share:
Basic earnings per share	$0.29		$0.37		$1.40		$1.43
Diluted earnings per share	$0.28		$0.36		$1.37		$1.40
Dividends declared per common share	$0.04		$0.04		$0.14		$0.14

Weighted average common shares outstanding:
Basic	106,395,429		106,395,429		105,951,752		105,951,752
Diluted	108,973,892		108,973,892		108,278,318		108,278,318

	December 31, 2015
Consolidated Balance Sheet:	As reported	Adjustments	As adjusted	Reference
ASSETS
Investments - NGHC
Fixed maturities, available-for-sale, at fair value	$2,063,051	$—	$2,063,051
Equity securities, available-for-sale, at fair value	57,216	—	57,216
Short-term investments	1,528	—	1,528
Equity investment in unconsolidated subsidiaries	234,948	(7,200)	227,748	2
Other investments	13,031	—	13,031
Securities pledged	55,394	—	55,394
Investments - Exchanges
Fixed maturities, available-for-sale, at fair value	238,969	—	238,969
Equity securities, available-for-sale, at fair value	1,574	—	1,574
Short-term investments	1,999	—	1,999
Total investments	2,667,710	(7,200)	2,660,510
Cash and cash equivalents	225,930	—	225,930
Restricted cash and cash equivalents	56,347	—	56,347
Accrued investment income	20,402	—	20,402
Premiums and other receivables, net	758,633	—	758,633
Deferred acquisition costs	160,531	—	160,531
Reinsurance recoverable on unpaid losses	833,176	—	833,176
Prepaid reinsurance premiums	128,343	—	128,343
Notes receivable from related party	125,057	—	125,057
Due from affiliate	41,536	—	41,536
Premises and equipment, net	42,931	—	42,931
Intangible assets, net	348,898	—	348,898
Goodwill	112,414	—	112,414
Prepaid and other assets	41,484	—	41,484
Total assets	$5,563,392	$(7,200)	$5,556,192
LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Unpaid loss and loss adjustment expense reserves	$1,755,624	$6,951	$1,762,575	4
Unearned premiums	1,192,499	(296)	1,192,203	3
Unearned service contract and other revenue	12,504	—	12,504
Reinsurance payable	69,172	—	69,172
Accounts payable and accrued expenses	284,902	732	285,634	3
Securities sold under agreements to repurchase, at contract value	52,484	—	52,484
Deferred tax liability	12,247	—	12,247
Income tax payable	5,593	(5,105)	488	2, 3, 4
Debt	491,537	—	491,537
Other liabilities	150,190	—	150,190
Total liabilities	4,026,752	2,282	4,029,034
Stockholders’ equity:
Common stock	1,056	—	1,056
Preferred stock	220,000	—	220,000
Additional paid-in capital	900,114	—	900,114
Accumulated other comprehensive income (loss):
Unrealized foreign currency translation adjustments	(3,780)	—	(3,780)
Unrealized gains (losses) on investments	(15,634)	—	(15,634)
Total accumulated other comprehensive income (loss)	(19,414)	—	(19,414)
Retained earnings	412,044	(9,482)	402,562	2, 3, 4
Total National General Holdings Corp. Stockholders' Equity	1,513,800	(9,482)	1,504,318
Non-controlling interest	22,840	—	22,840
Total stockholders’ equity	1,536,640	(9,482)	1,527,158
Total liabilities and stockholders’ equity	$5,563,392	$(7,200)	$5,556,192

	Three Months Ended December 31, 2015				Year Ended December 31, 2015
Consolidated Statement of Income:	As reported	Adjustments	As adjusted	Reference	As reported	Adjustments	As adjusted	Reference
Revenues:
Premium income:
Gross premium written	$743,927	$74	$744,001	3	$2,589,748	$296	$2,590,044	3
Ceded premiums	(92,755)	—	(92,755)		(403,502)	—	(403,502)
Net premium written	651,172	74	651,246		2,186,246	296	2,186,542
Change in unearned premium	27,396	—	27,396		(56,436)	—	(56,436)
Net earned premium	678,568	74	678,642		2,129,810	296	2,130,106
Ceding commission income	16,590	—	16,590		43,790	—	43,790
Service and fee income	100,213	—	100,213		273,548	—	273,548
Net investment income	22,385	—	22,385		75,340	—	75,340
Net realized and unrealized gain (loss) on investments:
Other-than-temporary impairment loss	(6,755)	—	(6,755)		(15,247)	—	(15,247)
Other net realized and unrealized gain (loss) on investments	(534)	—	(534)		4,940	—	4,940
Net realized and unrealized gain (loss) on investments	(7,289)	—	(7,289)		(10,307)	—	(10,307)
Bargain purchase gain and other revenue (expense)	(461)	—	(461)		(788)		(788)
Total revenues	810,006	74	810,080		2,511,393	296	2,511,689
Expenses:
Loss and loss adjustment expense	485,867	28,566	514,433	1, 4	1,381,641	103,679	1,485,320	1, 4
Acquisition costs and other underwriting expenses	110,799	183	110,982	3	405,930	732	406,662	3
General and administrative expenses	186,921	(28,489)	158,432	1	530,347	(103,371)	426,976	1
Interest expense	1,776	—	1,776		28,885	—	28,885
Total expenses	785,363	260	785,623		2,346,803	1,040	2,347,843
Income before provision (benefit) for income taxes and equity in earnings of unconsolidated subsidiaries	24,643	(186)	24,457		164,590	(744)	163,846
Provision (benefit) for income taxes	(5,936)	(1,290)	(7,226)	2, 3, 4	18,956	(2,780)	16,176	2, 3, 4
Income before equity (losses) in earnings of unconsolidated subsidiaries	30,579	1,104	31,683		145,634	2,036	147,670
Equity in earnings (losses) of unconsolidated subsidiaries	1,743	(3,500)	(1,757)	2	10,643	(7,200)	3,443	2
Net income	32,322	(2,396)	29,926		156,277	(5,164)	151,113
Less: Net (income) attributable to non-controlling interest	(14,478)	—	(14,478)		(14,025)	—	(14,025)
Net income attributable to NGHC	17,844	(2,396)	15,448		142,252	(5,164)	137,088
Dividends on preferred stock	(4,125)	—	(4,125)		(14,025)	—	(14,025)
Net income attributable to NGHC common stockholders	$13,719	$(2,396)	$11,323		$128,227	$(5,164)	$123,063

Earnings per common share:
Basic earnings per share	$0.13		$0.11		$1.31		$1.25
Diluted earnings per share	$0.13		$0.10		$1.27		$1.22
Dividends declared per common share	$0.03		$0.03		$0.09		$0.09

Weighted average common shares outstanding:
Basic	105,503,021		105,503,021		98,241,904		98,241,904
Diluted	108,161,786		108,161,786		100,723,936		100,723,936

	Impact on opening balance as of January 1, 2015
Consolidated Balance Sheet Data:	As reported	Adjustments	As adjusted	Reference
Unpaid loss and loss adjustment expense reserves	$1,562,153	$6,643	$1,568,796	4
Income tax payable	$30,591	$(2,325)	$28,266	4
Retained earnings	$292,832	$(4,318)	$288,514	4

	September 30, 2017
Consolidated Balance Sheet:	As reported	Adjustments	As adjusted	Reference
ASSETS
Investments - NGHC
Fixed maturities, available-for-sale, at fair value	$2,928,119	$—	$2,928,119
Equity securities, available-for-sale, at fair value	30,318	—	30,318
Fixed maturities, trading, at fair value	33,174	—	33,174
Equity securities, trading, at fair value	39,001	—	39,001
Other investments	460,543	—	460,543
Investments - Exchanges
Fixed maturities, available-for-sale, at fair value	319,743	—	319,743
Short-term investments	26,886	—	26,886
Total investments	3,837,784	—	3,837,784
Cash and cash equivalents	330,728	—	330,728
Restricted cash and cash equivalents	88,127	—	88,127
Accrued investment income	22,624	—	22,624
Premiums and other receivables, net	1,340,836	—	1,340,836
Deferred acquisition costs	227,720	—	227,720
Reinsurance recoverable	1,139,880	—	1,139,880
Prepaid reinsurance premiums	485,028	—	485,028
Deferred tax asset	54,577	—	54,577
Premises and equipment, net	319,636	—	319,636
Intangible assets, net	394,036	—	394,036
Goodwill	190,713	3,074	193,787	5
Prepaid and other assets	41,752	—	41,752
Total assets	$8,473,441	$3,074	$8,476,515
LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Unpaid loss and loss adjustment expense reserves	$2,566,437	$—	$2,566,437
Unearned premiums and other revenue	1,969,296	—	1,969,296
Reinsurance payable	331,454	—	331,454
Accounts payable and accrued expenses	612,338	—	612,338
Debt	754,922	—	754,922
Other liabilities	256,531	—	256,531
Total liabilities	6,490,978	—	6,490,978
Stockholders’ equity:
Common stock	1,067	—	1,067
Preferred stock	420,000	—	420,000
Additional paid-in capital	919,477	—	919,477
Accumulated other comprehensive income:
Unrealized foreign currency translation adjustment, net of tax	(5,597)	—	(5,597)
Unrealized gains on investments, net of tax	14,856	—	14,856
Total accumulated other comprehensive income	9,259	—	9,259
Retained earnings	607,555	3,074	610,629	5
Total National General Holdings Corp. Stockholders’ Equity	1,957,358	3,074	1,960,432
Non-controlling interest	25,105	—	25,105
Total stockholders’ equity	1,982,463	3,074	1,985,537
Total liabilities and stockholders’ equity	$8,473,441	$3,074	$8,476,515

	Three Months Ended September 30, 2017				Nine Months Ended September 30, 2017
Consolidated Statement of Income:	As reported	Adjustments	As adjusted	Reference	As reported	Adjustments	As adjusted	Reference
Revenues:
Gross premium written	$1,204,311	$—	$1,204,311		$3,593,289	$(1,686)	$3,591,603	3
Ceded premiums	(582,757)	—	(582,757)		(852,996)	—	(852,996)
Net premium written	621,554	—	621,554		2,740,293	(1,686)	2,738,607
Change in unearned premium	242,747	—	242,747		25,930	—	25,930
Net earned premium	864,301	—	864,301		2,766,223	(1,686)	2,764,537
Ceding commission income	50,102	—	50,102		91,604	—	91,604
Service and fee income	122,526	—	122,526		373,644	—	373,644
Net investment income	27,147	—	27,147		82,983	—	82,983
Net gain (loss) on investments:
Other-than-temporary impairment loss	—	—	—		(25)	—	(25)
Other net realized and unrealized gain (loss) on investments	47,605	—	47,605		45,943	(1,900)	44,043	6
Total net gain (loss) on investments	47,605	—	47,605		45,918	(1,900)	44,018
Other income (expense)	(3,901)	—	(3,901)		(198)	—	(198)
Total revenues	1,107,780	—	1,107,780		3,360,174	(3,586)	3,356,588
Expenses:
Loss and loss adjustment expense	651,218	(12,073)	639,145	4	1,977,950	(8,794)	1,969,156	4
Acquisition costs and other underwriting expenses	163,585	—	163,585		527,681	(581)	527,100	3
General and administrative expenses	214,127	—	214,127		680,806	—	680,806
Interest expense	11,495	—	11,495		34,590	—	34,590
Total expenses	1,040,425	(12,073)	1,028,352		3,221,027	(9,375)	3,211,652
Income before provision for income taxes and earnings of equity method investments	67,355	12,073	79,428		139,147	5,789	144,936
Provision for income taxes	7,698	10,777	18,475	2, 7	27,028	13,723	40,751	2, 3, 4, 6, 7
Income before earnings (losses) of equity method investments	59,657	1,296	60,953		112,119	(7,934)	104,185
Earnings (losses) of equity method investments	(4,297)	2,300	(1,997)	2	(18,258)	17,000	(1,258)	2
Net income	55,360	3,596	58,956		93,861	9,066	102,927
Less: Net (income) loss attributable to non-controlling interest	(1,311)	—	(1,311)		4,973	—	4,973
Net income attributable to NGHC	54,049	3,596	57,645		98,834	9,066	107,900
Dividends on preferred stock	(7,875)	—	(7,875)		(23,625)	—	(23,625)
Net income attributable to NGHC common stockholders	$46,174	$3,596	$49,770		$75,209	$9,066	$84,275

Earnings per common share:
Basic earnings per share	$0.43		$0.47		$0.71		$0.79
Diluted earnings per share	$0.43		$0.46		$0.69		$0.78
Dividends declared per common share	$0.04		$0.04		$0.12		$0.12

Weighted average common shares outstanding:
Basic	106,645,601		106,645,601		106,556,662		106,556,662
Diluted	108,520,964		108,520,964		108,690,139		108,690,139

	June 30, 2017
Consolidated Balance Sheet:	As reported	Adjustments	As adjusted	Reference
ASSETS
Investments - NGHC
Fixed maturities, available-for-sale, at fair value	$2,924,583	$—	$2,924,583
Equity securities, available-for-sale, at fair value	7,638	—	7,638
Fixed maturities, trading, at fair value	23,093	—	23,093
Equity securities, trading, at fair value	37,967	—	37,967
Other investments	524,361	(2,300)	522,061	2
Investments - Exchanges
Fixed maturities, available-for-sale, at fair value	306,614	—	306,614
Short-term investments	82,403	—	82,403
Total investments	3,906,659	(2,300)	3,904,359
Cash and cash equivalents	241,838	—	241,838
Restricted cash and cash equivalents	39,058	—	39,058
Accrued investment income	28,306	—	28,306
Premiums and other receivables, net	1,332,694	—	1,332,694
Deferred acquisition costs	254,913	—	254,913
Reinsurance recoverable	969,081	—	969,081
Prepaid reinsurance premiums	182,947	—	182,947
Deferred tax asset	49,461	—	49,461
Premises and equipment, net	129,275	—	129,275
Intangible assets, net	410,655	—	410,655
Goodwill	189,587	3,074	192,661	5
Prepaid and other assets	52,658	—	52,658
Total assets	$7,787,132	$774	$7,787,906
LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Unpaid loss and loss adjustment expense reserves	$2,360,156	$12,073	$2,372,229	4
Unearned premiums and other revenue	1,912,842	—	1,912,842
Reinsurance payable	128,026	—	128,026
Accounts payable and accrued expenses	468,050	1,753	469,803	8
Debt	754,736	—	754,736
Other liabilities	200,354	(10,777)	189,577	4, 7
Total liabilities	5,824,164	3,049	5,827,213
Stockholders’ equity:
Common stock	1,066	—	1,066
Preferred stock	420,000	—	420,000
Additional paid-in capital	920,310	(1,753)	918,557	8
Accumulated other comprehensive income:
Unrealized foreign currency translation adjustment, net of tax	(4,392)	—	(4,392)
Unrealized gains on investments, net of tax	37,268	—	37,268
Total accumulated other comprehensive income	32,876	—	32,876
Retained earnings	565,649	(522)	565,127	2, 4, 5, 7
Total National General Holdings Corp. Stockholders’ Equity	1,939,901	(2,275)	1,937,626
Non-controlling interest	23,067	—	23,067
Total stockholders’ equity	1,962,968	(2,275)	1,960,693
Total liabilities and stockholders’ equity	$7,787,132	$774	$7,787,906

	Three Months Ended June 30, 2017				Six Months Ended June 30, 2017
Consolidated Statement of Income:	As reported	Adjustments	As adjusted	Reference	As reported	Adjustments	As adjusted	Reference
Revenues:
Gross premium written	$1,133,909	$—	$1,133,909		$2,388,978	$(1,686)	$2,387,292	3
Ceded premiums	(141,909)	—	(141,909)		(270,239)	—	(270,239)
Net premium written	992,000	—	992,000		2,118,739	(1,686)	2,117,053
Change in unearned premium	(10,249)	—	(10,249)		(216,817)	—	(216,817)
Net earned premium	981,751	—	981,751		1,901,922	(1,686)	1,900,236
Ceding commission income	21,508	—	21,508		41,502	—	41,502
Service and fee income	125,176	—	125,176		251,118	—	251,118
Net investment income	29,446	—	29,446		55,836	—	55,836
Net loss on investments	(2,175)	—	(2,175)		(1,687)	(1,900)	(3,587)	6
Other income (expense)	(6,098)	—	(6,098)		3,703	—	3,703
Total revenues	1,149,608	—	1,149,608		2,252,394	(3,586)	2,248,808
Expenses:
Loss and loss adjustment expense	710,407	787	711,194	4	1,326,732	3,279	1,330,011	4
Acquisition costs and other underwriting expenses	188,795	—	188,795		364,096	(581)	363,515	3
General and administrative expenses	211,494	—	211,494		466,679	—	466,679
Interest expense	11,550	—	11,550		23,095	—	23,095
Total expenses	1,122,246	787	1,123,033		2,180,602	2,698	2,183,300
Income before provision for income taxes and earnings (losses) of equity method investments	27,362	(787)	26,575		71,792	(6,284)	65,508
Provision for income taxes	5,812	5,675	11,487	2	19,330	2,946	22,276	2, 3, 4, 6
Income before earnings (losses) of equity method investments	21,550	(6,462)	15,088		52,462	(9,230)	43,232
Earnings (losses) of equity method investments	(18,915)	17,000	(1,915)	2	(13,961)	14,700	739	2
Net income	2,635	10,538	13,173		38,501	5,470	43,971
Less: Net (income) loss attributable to non-controlling interest	159	—	159		6,284	—	6,284
Net income attributable to NGHC	2,794	10,538	13,332		44,785	5,470	50,255
Dividends on preferred stock	(7,875)	—	(7,875)		(15,750)	—	(15,750)
Net income (loss) attributable to NGHC common stockholders	$(5,081)	$10,538	$5,457		$29,035	$5,470	$34,505

Earnings (loss) per common share:
Basic earnings per share	$(0.05)		$0.05		$0.27		$0.32
Diluted earnings per share	$(0.05)		$0.05		$0.27		$0.32
Dividends declared per common share	$0.04		$0.04		$0.08		$0.08

Weighted average common shares outstanding:
Basic	106,560,000		106,560,000		106,514,396		106,514,396
Diluted	109,447,812		109,447,812		109,364,273		109,364,273

	March 31, 2017
Consolidated Balance Sheet:	As reported	Adjustments	As adjusted	Reference
ASSETS
Investments - NGHC
Fixed maturities, available-for-sale, at fair value	$2,804,092	$—	$2,804,092
Equity securities, available-for-sale, at fair value	9,963	—	9,963
Fixed maturities, trading, at fair value	54,114	—	54,114
Equity securities, trading, at fair value	57,067	—	57,067
Other investments	598,642	(19,300)	579,342	2
Investments - Exchanges
Fixed maturities, available-for-sale, at fair value	311,818	—	311,818
Total investments	3,835,696	(19,300)	3,816,396
Cash and cash equivalents	209,644	—	209,644
Restricted cash and cash equivalents	45,351	—	45,351
Accrued investment income	29,577	—	29,577
Premiums and other receivables, net	1,394,309	—	1,394,309
Deferred acquisition costs	242,784	—	242,784
Reinsurance recoverable	968,087	—	968,087
Prepaid reinsurance premiums	169,972	—	169,972
Deferred tax asset	60,840	—	60,840
Premises and equipment, net	125,809	—	125,809
Intangible assets, net	438,902	—	438,902
Goodwill	173,528	3,074	176,602	5
Prepaid and other assets	62,979	—	62,979
Total assets	$7,757,478	$(16,226)	$7,741,252
LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Unpaid loss and loss adjustment expense reserves	$2,268,201	$11,286	$2,279,487	4
Unearned premiums and other revenue	1,897,906	—	1,897,906
Reinsurance payable	134,450	—	134,450
Accounts payable and accrued expenses	477,111	1,753	478,864	8
Debt	745,962	—	745,962
Other liabilities	274,265	(16,452)	257,813	2, 4, 7
Total liabilities	5,797,895	(3,413)	5,794,482
Stockholders’ equity:
Common stock	1,065	—	1,065
Preferred stock	420,000	—	420,000
Additional paid-in capital	917,057	(1,753)	915,304	8
Accumulated other comprehensive income:
Unrealized foreign currency translation adjustment, net of tax	(3,034)	—	(3,034)
Unrealized gains on investments, net of tax	22,914	—	22,914
Total accumulated other comprehensive income	19,880	—	19,880
Retained earnings	574,962	(11,060)	563,902	2, 4, 5, 7
Total National General Holdings Corp. Stockholders’ Equity	1,932,964	(12,813)	1,920,151
Non-controlling interest	26,619	—	26,619
Total stockholders’ equity	1,959,583	(12,813)	1,946,770
Total liabilities and stockholders’ equity	$7,757,478	$(16,226)	$7,741,252

	Three Months Ended March 31, 2017
Consolidated Statement of Income:	As reported	Adjustments	As adjusted	Reference
Revenues:
Gross premium written	$1,255,069	$(1,686)	$1,253,383	3
Ceded premiums	(128,330)	—	(128,330)
Net premium written	1,126,739	(1,686)	1,125,053
Change in unearned premium	(206,568)	—	(206,568)
Net earned premium	920,171	(1,686)	918,485
Ceding commission income	19,994	—	19,994
Service and fee income	125,942	—	125,942
Net investment income	26,390	—	26,390
Net loss on investments	(161)	(1,900)	(2,061)	6
Other income (expense)	10,450	—	10,450
Total revenues	1,102,786	(3,586)	1,099,200
Expenses:
Loss and loss adjustment expense	616,325	2,492	618,817	4
Acquisition costs and other underwriting expenses	175,301	(581)	174,720	3
General and administrative expenses	255,185	—	255,185
Interest expense	11,545	—	11,545
Total expenses	1,058,356	1,911	1,060,267
Income before provision for income taxes and earnings of equity method investments	44,430	(5,497)	38,933
Provision for income taxes	13,518	(2,729)	10,789	2, 3, 4, 6
Income before earnings of equity method investments	30,912	(2,768)	28,144
Earnings of equity method investments	4,954	(2,300)	2,654	2
Net income	35,866	(5,068)	30,798
Less: Net (income) loss attributable to non-controlling interest	6,125	—	6,125
Net income attributable to NGHC	41,991	(5,068)	36,923
Dividends on preferred stock	(7,875)	—	(7,875)
Net income attributable to NGHC common stockholders	$34,116	$(5,068)	$29,048

Earnings per common share:
Basic earnings per share	$0.32		$0.27
Diluted earnings per share	$0.31		$0.27
Dividends declared per common share	$0.04		$0.04

Weighted average common shares outstanding:
Basic	106,467,599		106,467,599
Diluted	109,166,681		109,166,681

	September 30, 2016
Consolidated Balance Sheet:	As reported	Adjustments	As adjusted	Reference
ASSETS
Investments - NGHC
Fixed maturities, available-for-sale, at fair value	$2,676,115	$—	$2,676,115
Equity securities, available-for-sale, at fair value	83,596	—	83,596
Fixed maturities, trading, at fair value	35,429	—	35,429
Equity securities, trading, at fair value	22,286	—	22,286
Short-term investments	142,530	—	142,530
Equity investment in unconsolidated subsidiaries	246,781	(14,600)	232,181	2
Other investments	64,788	—	64,788
Investments - Exchanges
Fixed maturities, available-for-sale, at fair value	295,020	—	295,020
Short-term investments	3,596	—	3,596
Total investments	3,570,141	(14,600)	3,555,541
Cash and cash equivalents	216,374	—	216,374
Accrued investment income	25,876	—	25,876
Premiums and other receivables, net	923,758	—	923,758
Deferred acquisition costs	206,087	—	206,087
Reinsurance recoverable on unpaid losses	917,708	—	917,708
Prepaid reinsurance premiums	154,574	—	154,574
Income tax receivable	300	—	300
Notes receivable from related party	127,049	—	127,049
Due from affiliate	10,964	—	10,964
Premises and equipment, net	83,732	—	83,732
Intangible assets, net	366,202	—	366,202
Goodwill	211,702	—	211,702
Prepaid and other assets	42,961	—	42,961
Total assets	$6,857,428	$(14,600)	$6,842,828
LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Unpaid loss and loss adjustment expense reserves	$2,086,934	$7,188	$2,094,122	4
Unearned premiums	1,469,166	(74)	1,469,092	3
Unearned service contract and other revenue	13,644	—	13,644
Reinsurance payable	100,708	—	100,708
Accounts payable and accrued expenses	323,499	1,102	324,601	3, 8
Deferred tax liability	26,879	—	26,879
Income tax payable	19,783	(7,665)	12,118	2, 3, 4
Debt	675,507	—	675,507
Other liabilities	193,538	—	193,538
Total liabilities	4,909,658	551	4,910,209
Stockholders’ equity:
Common stock	1,061	—	1,061
Preferred stock	420,000	—	420,000
Additional paid-in capital	905,772	(919)	904,853	8
Accumulated other comprehensive income:
Unrealized foreign currency translation adjustment, net of tax	(2,323)	—	(2,323)
Unrealized gains on investments, net of tax	69,753	—	69,753
Total accumulated other comprehensive income	67,430	—	67,430
Retained earnings	518,418	(14,232)	504,186	2, 3, 4
Total National General Holdings Corp. Stockholders’ Equity	1,912,681	(15,151)	1,897,530
Non-controlling interest	35,089	—	35,089
Total stockholders’ equity	1,947,770	(15,151)	1,932,619
Total liabilities and stockholders’ equity	$6,857,428	$(14,600)	$6,842,828

	Three Months Ended September 30, 2016				Nine Months Ended September 30, 2016
Consolidated Statement of Income:	As reported	Adjustments	As adjusted	Reference	As reported	Adjustments	As adjusted	Reference
Revenues:
Premium income:
Gross premium written	$931,459	$(74)	$931,385	3	$2,598,160	$(222)	$2,597,938	3
Ceded premiums	(125,074)	—	(125,074)		(309,739)		(309,739)
Net premium written	806,385	(74)	806,311		2,288,421	(222)	2,288,199
Change in unearned premium	(36,535)	—	(36,535)		(150,711)	—	(150,711)
Net earned premium	769,850	(74)	769,776		2,137,710	(222)	2,137,488
Ceding commission income	14,597	—	14,597		24,406	—	24,406
Service and fee income	95,662	—	95,662		282,623	—	282,623
Net investment income	27,676	—	27,676		76,874	—	76,874
Net gain (loss) on investments:
Other-than-temporary impairment loss	(22,102)	—	(22,102)		(22,102)	—	(22,102)
Other net realized gain on investments	11,093	—	11,093		19,406	—	19,406
Total net gain (loss) on investments	(11,009)	—	(11,009)		(2,696)	—	(2,696)
Other income (expense)	—	—	—		—		—
Total revenues	896,776	(74)	896,702		2,518,917	(222)	2,518,695
Expenses:
Loss and loss adjustment expense	509,853	32,280	542,133	1, 4	1,391,261	88,344	1,479,605	1, 4
Acquisition costs and other underwriting expenses	140,740	(183)	140,557	3	362,513	(549)	361,964	3
General and administrative expenses	198,737	(32,201)	166,536	1	566,484	(88,107)	478,377	1
Interest expense	10,455	—	10,455		28,535	—	28,535
Total expenses	859,785	(104)	859,681		2,348,793	(312)	2,348,481
Income before provision for income taxes and earnings (losses) of equity method investments	36,991	30	37,021		170,124	90	170,214
Provision for income taxes	8,805	(830)	7,975	2, 3, 4	41,439	(2,560)	38,879	2, 3, 4
Income before earnings of equity method investments	28,186	860	29,046		128,685	2,650	131,335
Earnings of equity method investments (Related parties)	2,953	(2,400)	553	2	16,991	(7,400)	9,591	2
Net income	31,139	(1,540)	29,599		145,676	(4,750)	140,926
Less: Net (income) attributable to non-controlling interest	(3,009)	—	(3,009)		(12,249)	—	(12,249)
Net income attributable to NGHC	28,130	(1,540)	26,590		133,427	(4,750)	128,677
Dividends on preferred stock	(8,208)	—	(8,208)		(16,458)	—	(16,458)
Net income attributable to NGHC common stockholders	$19,922	$(1,540)	$18,382		$116,969	$(4,750)	$112,219

Earnings per common share:
Basic earnings per share	$0.19		$0.17		$1.11		$1.06
Diluted earnings per share	$0.18		$0.17		$1.08		$1.04
Dividends declared per common share	$0.04		$0.04		$0.10		$0.10

Weighted average common shares outstanding:
Basic	106,002,337		106,002,337		105,801,817		105,801,817
Diluted	108,423,998		108,423,998		108,053,177		108,053,177

	June 30, 2016
Consolidated Balance Sheet:	As reported	Adjustments	As adjusted	Reference
ASSETS
Investments - NGHC
Fixed maturities, available-for-sale, at fair value	$2,385,461	$—	$2,385,461
Equity securities, available-for-sale, at fair value	110,500	—	110,500
Short-term investments	52,708	—	52,708
Equity investment in unconsolidated subsidiaries	245,703	(12,200)	233,503	2
Other investments	59,360	—	59,360
Securities pledged	137,448	—	137,448
Investments - Exchanges
Fixed maturities, available-for-sale, at fair value	290,569	—	290,569
Total investments	3,281,749	(12,200)	3,269,549
Cash and cash equivalents	271,694	—	271,694
Accrued investment income	25,337	—	25,337
Premiums and other receivables, net	893,373	—	893,373
Deferred acquisition costs	174,660	—	174,660
Reinsurance recoverable on unpaid losses	853,559	—	853,559
Prepaid reinsurance premiums	146,405	—	146,405
Income tax receivable	300	—	300
Notes receivable from related party	125,000	—	125,000
Due from affiliate	29,774	—	29,774
Premises and equipment, net	79,224	—	79,224
Intangible assets, net	383,700	—	383,700
Goodwill	208,971	—	208,971
Prepaid and other assets	39,195	—	39,195
Total assets	$6,512,941	$(12,200)	$6,500,741
LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Unpaid loss and loss adjustment expense reserves	$1,966,752	$7,109	$1,973,861	4
Unearned premiums	1,425,139	(148)	1,424,991	3
Unearned service contract and other revenue	22,330	—	22,330
Reinsurance payable	91,961	—	91,961
Accounts payable and accrued expenses	279,281	753	280,034	3, 8
Due to affiliate	7,520	—	7,520
Securities sold under agreements to repurchase, at contract value	119,472	—	119,472
Deferred tax liability	21,436	—	21,436
Income tax payable	24,883	(6,835)	18,048	2, 3, 4
Debt	678,715	—	678,715
Other liabilities	167,886	—	167,886
Total liabilities	4,805,375	879	4,806,254
Stockholders’ equity:
Common stock	1,059	—	1,059
Preferred stock	220,000	—	220,000
Additional paid-in capital	908,276	(387)	907,889	8
Accumulated other comprehensive income:
Unrealized foreign currency translation adjustment, net of tax	(4,135)	—	(4,135)
Unrealized gains on investments, net of tax	48,859	—	48,859
Total accumulated other comprehensive income	44,724	—	44,724
Retained earnings	502,741	(12,692)	490,049	2, 3, 4
Total National General Holdings Corp. Stockholders’ Equity	1,676,800	(13,079)	1,663,721
Non-controlling interest	30,766	—	30,766
Total stockholders’ equity	1,707,566	(13,079)	1,694,487
Total liabilities and stockholders’ equity	$6,512,941	$(12,200)	$6,500,741

	Three Months Ended June 30, 2016				Six Months Ended June 30, 2016
Consolidated Statement of Income:	As reported	Adjustments	As adjusted	Reference	As reported	Adjustments	As adjusted	Reference
Revenues:
Premium income:
Gross premium written	$850,507	$(74)	$850,433	3	$1,666,701	$(148)	$1,666,553	3
Ceded premiums	(113,058)	—	(113,058)		(184,665)	—	(184,665)
Net premium written	737,449	(74)	737,375		1,482,036	(148)	1,481,888
Change in unearned premium	(24,509)	—	(24,509)		(114,176)	—	(114,176)
Net earned premium	712,940	(74)	712,866		1,367,860	(148)	1,367,712
Ceding commission income	11,704	—	11,704		9,809	—	9,809
Service and fee income	90,017	—	90,017		186,961	—	186,961
Net investment income	27,528	—	27,528		49,198	—	49,198
Net gain on investments	3,995	—	3,995		8,313	—	8,313
Total revenues	846,184	(74)	846,110		1,622,141	(148)	1,621,993
Expenses:
Loss and loss adjustment expense	472,358	30,061	502,419	1, 4	881,408	56,064	937,472	1, 4
Acquisition costs and other underwriting expenses	108,874	(183)	108,691	3	221,773	(366)	221,407	3
General and administrative expenses	191,120	(29,982)	161,138	1	367,747	(55,906)	311,841	1
Interest expense	8,939	—	8,939		18,080	—	18,080
Total expenses	781,291	(104)	781,187		1,489,008	(208)	1,488,800
Income before provision for income taxes and earnings of equity method investments	64,893	30	64,923		133,133	60	133,193
Provision for income taxes	14,551	(865)	13,686	2, 3, 4	32,634	(1,730)	30,904	2, 3, 4
Income before earnings of equity method investments	50,342	895	51,237		100,499	1,790	102,289
Earnings of equity method investments	7,356	(2,500)	4,856	2	14,038	(5,000)	9,038	2
Net income	57,698	(1,605)	56,093		114,537	(3,210)	111,327
Less: Net (income) attributable to non-controlling interest	(9,228)	—	(9,228)		(9,240)	—	(9,240)
Net income attributable to NGHC	48,470	(1,605)	46,865		105,297	(3,210)	102,087
Dividends on preferred stock	(4,125)	—	(4,125)		(8,250)	—	(8,250)
Net income attributable to NGHC common stockholders	$44,345	$(1,605)	$42,740		$97,047	$(3,210)	$93,837

Earnings per common share:
Basic earnings per share	$0.42		$0.40		$0.92		$0.89
Diluted earnings per share	$0.41		$0.40		$0.90		$0.87
Dividends declared per common share	$0.03		$0.03		$0.06		$0.06

Weighted average common shares outstanding:
Basic	105,803,802		105,803,802		105,700,682		105,700,682
Diluted	108,197,897		108,197,897		107,987,406		107,987,406

	March 31, 2016
Consolidated Balance Sheet:	As reported	Adjustments	As adjusted	Reference
ASSETS
Investments - NGHC
Fixed maturities, available-for-sale, at fair value	$2,016,391	$—	$2,016,391
Equity securities, available-for-sale, at fair value	38,038	—	38,038
Short-term investments	2,440	—	2,440
Equity investment in unconsolidated subsidiaries	243,005	(9,700)	233,305	2
Other investments	54,090	—	54,090
Securities pledged	129,097	—	129,097
Investments - Exchanges
Fixed maturities, available-for-sale, at fair value	255,013	—	255,013
Equity securities, available-for-sale, at fair value	588	—	588
Total investments	2,738,662	(9,700)	2,728,962
Cash and cash equivalents	274,749	—	274,749
Accrued investment income	21,249	—	21,249
Premiums and other receivables, net	886,417	—	886,417
Deferred acquisition costs	145,155	—	145,155
Reinsurance recoverable on unpaid losses	837,886	—	837,886
Prepaid reinsurance premiums	132,157	—	132,157
Income tax receivable	300	—	300
Notes receivable from related party	127,188	—	127,188
Due from affiliate	16,880	—	16,880
Premises and equipment, net	69,082	—	69,082
Intangible assets, net	371,104	—	371,104
Goodwill	119,553	—	119,553
Prepaid and other assets	43,859	—	43,859
Total assets	$5,784,241	$(9,700)	$5,774,541
LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Unpaid loss and loss adjustment expense reserves	$1,783,533	$7,030	$1,790,563	4
Unearned premiums	1,288,024	(222)	1,287,802	3
Unearned service contract and other revenue	28,342	—	28,342
Reinsurance payable	82,462	—	82,462
Accounts payable and accrued expenses	305,277	842	306,119	3, 8
Securities sold under agreements to repurchase, at contract value	114,196	—	114,196
Deferred tax liability	7,043	—	7,043
Income tax payable	28,052	(5,970)	22,082	2, 3, 4
Notes payable	446,244	—	446,244
Other liabilities	94,969	—	94,969
Total liabilities	4,178,142	1,680	4,179,822
Stockholders’ equity:
Common stock	1,057	—	1,057
Preferred stock	220,000	—	220,000
Additional paid-in capital	903,933	(293)	903,640	8
Accumulated other comprehensive income:
Unrealized foreign currency translation adjustment, net of tax	(2,914)	—	(2,914)
Unrealized gains on investments, net of tax	7,448	—	7,448
Total accumulated other comprehensive income	4,534	—	4,534
Retained earnings	461,574	(11,087)	450,487	2, 3, 4
Total National General Holdings Corp. Stockholders’ Equity	1,591,098	(11,380)	1,579,718
Non-controlling interest	15,001	—	15,001
Total stockholders’ equity	1,606,099	(11,380)	1,594,719
Total liabilities and stockholders’ equity	$5,784,241	$(9,700)	$5,774,541

	Three Months Ended March 31, 2016
Consolidated Statement of Income:	As reported	Adjustments	As adjusted	Reference
Revenues:
Premium income:
Gross premium written	$816,194	$(74)	$816,120	3
Ceded premiums	(71,607)	—	(71,607)
Net premium written	744,587	(74)	744,513
Change in unearned premium	(89,667)	—	(89,667)
Net earned premium	654,920	(74)	654,846
Ceding commission income	(1,895)	—	(1,895)
Service and fee income	96,944	—	96,944
Net investment income	21,670	—	21,670
Net realized gain (loss) on investments	3,617	—	3,617
Bargain purchase gain and other revenue	701		701
Total revenues	775,957	(74)	775,883
Expenses:
Loss and loss adjustment expense	409,050	26,003	435,053	1, 4
Acquisition costs and other underwriting expenses	112,899	(183)	112,716	3
General and administrative expenses	176,627	(25,924)	150,703	1
Interest expense	9,141	—	9,141
Total expenses	707,717	(104)	707,613
Income before provision for income taxes and earnings of equity method investments	68,240	30	68,270
Provision for income taxes	18,083	(865)	17,218	2, 3, 4
Income before earnings of equity method investments	50,157	895	51,052
Earnings of equity method investments	6,682	(2,500)	4,182	2
Net income	56,839	(1,605)	55,234
Less: Net (income) attributable to non-controlling interest	(12)	—	(12)
Net income attributable to NGHC	56,827	(1,605)	55,222
Dividends on preferred stock	(4,125)	—	(4,125)
Net income attributable to NGHC common stockholders	$52,702	$(1,605)	$51,097

Earnings per common share:
Basic earnings per share	$0.50		$0.48
Diluted earnings per share	$0.49		$0.47
Dividends declared per common share	$0.03		$0.03

Weighted average common shares outstanding:
Basic	105,597,594		105,597,594
Diluted	108,266,508		108,266,508

	September 30, 2015
Consolidated Balance Sheet:	As reported	Adjustments	As adjusted	Reference
ASSETS
Investments - NGHC
Fixed maturities, available-for-sale, at fair value	$1,631,552	$—	$1,631,552
Equity securities, available-for-sale, at fair value	61,928	—	61,928
Short-term investments	5,000	—	5,000
Equity investment in unconsolidated subsidiaries	233,538	(3,700)	229,838	2
Other investments	6,041	—	6,041
Securities pledged	43,711	—	43,711
Investments - Exchanges
Fixed maturities, available-for-sale, at fair value	285,705	—	285,705
Equity securities, available-for-sale, at fair value	1,544	—	1,544
Short-term investments	4,030	—	4,030
Total investments	2,273,049	(3,700)	2,269,349
Cash and cash equivalents	278,896	—	278,896
Accrued investment income	16,658	—	16,658
Premiums and other receivables, net	723,378	—	723,378
Deferred acquisition costs	152,576	—	152,576
Reinsurance recoverable on unpaid losses	893,272	—	893,272
Prepaid reinsurance premiums	131,468	—	131,468
Income tax receivable	1,884	—	1,884
Notes receivable from related party	127,188	—	127,188
Due from affiliate	25,752	—	25,752
Premises and equipment, net	31,869	—	31,869
Intangible assets, net	266,859	—	266,859
Goodwill	125,246	—	125,246
Prepaid and other assets	36,238	—	36,238
Total assets	$5,084,333	$(3,700)	$5,080,633
LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Unpaid loss and loss adjustment expense reserves	$1,565,318	$6,874	$1,572,192	4
Unearned premiums	974,742	(222)	974,520	3
Unearned service contract and other revenue	12,871	—	12,871
Reinsurance payable	92,812	—	92,812
Accounts payable and accrued expenses	228,982	549	229,531	3
Securities sold under agreements to repurchase, at contract value	41,441	—	41,441
Deferred tax liability	67,714	—	67,714
Income tax payable	734	(734)	—	2, 3, 4
Notes payable	401,486	—	401,486
Other liabilities	167,677	(3,081)	164,596	2, 3, 4
Total liabilities	3,553,777	3,386	3,557,163
Stockholders’ equity:
Common stock	1,054	—	1,054
Preferred stock	220,000	—	220,000
Additional paid-in capital	896,700	—	896,700
Accumulated other comprehensive income	2,446	—	2,446
Retained earnings	401,527	(7,086)	394,441	2, 3, 4
Total National General Holdings Corp. Stockholders' Equity	1,521,727	(7,086)	1,514,641
Non-controlling interest	8,829	—	8,829
Total stockholders’ equity	1,530,556	(7,086)	1,523,470
Total liabilities and stockholders’ equity	$5,084,333	$(3,700)	$5,080,633

	Three Months Ended September 30, 2015				Nine Months Ended September 30, 2015
Consolidated Statement of Income:	As reported	Adjustments	As adjusted	Reference	As reported	Adjustments	As adjusted	Reference
Revenues:
Premium income:
Gross premium written	$626,685	$74	$626,759	3	$1,845,821	$222	$1,846,043	3
Ceded premiums	(101,046)	—	(101,046)		(310,747)		(310,747)
Net premium written	525,639	74	525,713		1,535,074	222	1,535,296
Change in unearned premium	(22,378)	—	(22,378)		(83,832)	—	(83,832)
Net earned premium	503,261	74	503,335		1,451,242	222	1,451,464
Ceding commission income	12,150	—	12,150		27,200	—	27,200
Service and fee income	60,907	—	60,907		173,335	—	173,335
Net investment income	18,472	—	18,472		52,955	—	52,955
Net realized and unrealized gain (loss) on investments:
Other-than-temporary impairment loss	(6,009)	—	(6,009)		(8,492)	—	(8,492)
Other net realized and unrealized gain (loss) on investments	1,415	—	1,415		5,474	—	5,474
Net realized and unrealized gain (loss) on investments	(4,594)	—	(4,594)		(3,018)	—	(3,018)
Other revenue (expense)	(157)	—	(157)		(327)	—	(327)
Total revenues	590,039	74	590,113		1,701,387	222	1,701,609
Expenses:
Loss and loss adjustment expense	302,259	29,302	331,561	1, 4	895,774	75,113	970,887	1, 4
Acquisition costs and other underwriting expenses	108,744	183	108,927	3	295,131	549	295,680	3
General and administrative expenses	118,581	(29,225)	89,356	1	343,426	(74,882)	268,544	1
Interest expense	9,428	—	9,428		27,109	—	27,109
Total expenses	539,012	260	539,272		1,561,440	780	1,562,220
Income before provision for income taxes and equity in earnings (losses) of unconsolidated subsidiaries	51,027	(186)	50,841		139,947	(558)	139,389
Provision for income taxes	8,614	(975)	7,639	2, 3, 4	24,892	(1,490)	23,402	2, 3, 4
Income before equity in earnings (losses) of unconsolidated subsidiaries	42,413	789	43,202		115,055	932	115,987
Equity in earnings (losses) of unconsolidated subsidiaries	2,288	(2,600)	(312)	2	8,900	(3,700)	5,200	2
Net income	44,701	(1,811)	42,890		123,955	(2,768)	121,187
Less: Net (income) loss attributable to non-controlling interest	(1,588)	—	(1,588)		453	—	453
Net income attributable to NGHC	43,113	(1,811)	41,302		124,408	(2,768)	121,640
Dividends on preferred stock	(4,125)	—	(4,125)		(9,900)	—	(9,900)
Net income attributable to NGHC common stockholders	$38,988	$(1,811)	$37,177		$114,508	$(2,768)	$111,740

Earnings per common share:
Basic earnings per share	$0.39		$0.37		$1.19		$1.17
Diluted earnings per share	$0.38		$0.36		$1.16		$1.14
Dividends declared per common share	$0.02		$0.02		$0.06		$0.06

Weighted average common shares outstanding:
Basic	100,360,687		100,360,687		95,877,178		95,877,178
Diluted	102,940,728		102,940,728		98,314,808		98,314,808

	June 30, 2015
Consolidated Balance Sheet:	As reported	Adjustments	As adjusted	Reference
ASSETS
Investments - NGHC
Fixed maturities, available-for-sale, at fair value	$1,461,944	$—	$1,461,944
Equity securities, available-for-sale, at fair value	55,848	—	55,848
Short-term investments	50	—	50
Equity investment in unconsolidated subsidiaries	178,557	(1,100)	177,457	2
Other investments	7,607	—	7,607
Securities pledged	68,826	—	68,826
Investments - Exchanges
Fixed maturities, available-for-sale, at fair value	223,453	—	223,453
Equity securities, available-for-sale, at fair value	1,515	—	1,515
Short-term investments	9,261	—	9,261
Total investments	2,007,061	(1,100)	2,005,961
Cash and cash equivalents	168,061	—	168,061
Accrued investment income	15,439	—	15,439
Premiums and other receivables, net	766,155	—	766,155
Deferred acquisition costs	141,260	—	141,260
Reinsurance recoverable on unpaid losses	878,666	—	878,666
Prepaid reinsurance premiums	123,894	—	123,894
Notes receivable from related party	125,000	—	125,000
Due from affiliate	24,701	—	24,701
Premises and equipment, net	28,709	—	28,709
Intangible assets, net	272,430	—	272,430
Goodwill	113,843	—	113,843
Prepaid and other assets	42,699	—	42,699
Total assets	$4,707,918	$(1,100)	$4,706,818
LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Unpaid loss and loss adjustment expense reserves	$1,553,572	$6,797	$1,560,369	4
Unearned premiums	945,775	(148)	945,627	3
Unearned service contract and other revenue	44,481	—	44,481
Reinsurance payable	89,683	—	89,683
Accounts payable and accrued expenses	188,835	366	189,201	3
Due to affiliate	38,056	—	38,056
Securities sold under agreements to repurchase, at contract value	61,154	—	61,154
Deferred tax liability	31,296	—	31,296
Income tax payable	46,535	(2,840)	43,695	2, 3, 4
Notes payable	302,884	—	302,884
Other liabilities	108,506	—	108,506
Total liabilities	3,410,777	4,175	3,414,952
Stockholders’ equity:
Common stock	937	—	937
Preferred stock	220,000	—	220,000
Additional paid-in capital	688,967	—	688,967
Accumulated other comprehensive income	14,993	—	14,993
Retained earnings	364,609	(5,275)	359,334	2, 3, 4
Total National General Holdings Corp. Stockholders' Equity	1,289,506	(5,275)	1,284,231
Non-controlling interest	7,635	—	7,635
Total stockholders’ equity	1,297,141	(5,275)	1,291,866
Total liabilities and stockholders’ equity	$4,707,918	$(1,100)	$4,706,818

	Three Months Ended June 30, 2015				Six Months Ended June 30, 2015
Consolidated Statement of Income:	As reported	Adjustments	As adjusted	Reference	As reported	Adjustments	As adjusted	Reference
Revenues:
Premium income:
Gross premium written	$575,681	$74	$575,755	3	$1,219,136	$148	$1,219,284	3
Ceded premiums	(96,271)	—	(96,271)		(209,701)	—	(209,701)
Net premium written	479,410	74	479,484		1,009,435	148	1,009,583
Change in unearned premium	(10,594)	—	(10,594)		(61,454)	—	(61,454)
Net earned premium	468,816	74	468,890		947,981	148	948,129
Ceding commission income	9,970	—	9,970		15,050	—	15,050
Service and fee income	57,558	—	57,558		112,428	—	112,428
Net investment income	18,335	—	18,335		34,483	—	34,483
Net realized gain on investments	389	—	389		1,576	—	1,576
Other revenue (expense)	(1,415)	—	(1,415)		(170)	—	(170)
Total revenues	553,653	74	553,727		1,111,348	148	1,111,496
Expenses:
Loss and loss adjustment expense	286,829	21,140	307,969	1, 4	593,515	45,811	639,326	1, 4
Acquisition costs and other underwriting expenses	96,502	183	96,685	3	186,387	366	186,753	3
General and administrative expenses	119,158	(21,063)	98,095	1	224,845	(45,657)	179,188	1
Interest expense	8,601	—	8,601		17,681	—	17,681
Total expenses	511,090	260	511,350		1,022,428	520	1,022,948
Income before provision for income taxes and equity in earnings of unconsolidated subsidiaries	42,563	(186)	42,377		88,920	(372)	88,548
Provision for income taxes	7,891	(275)	7,616	2, 3, 4	16,278	(515)	15,763	2, 3, 4
Income before equity in earnings of unconsolidated subsidiaries	34,672	89	34,761		72,642	143	72,785
Equity in earnings of unconsolidated subsidiaries	1,654	(600)	1,054	2	6,612	(1,100)	5,512	2
Net income	36,326	(511)	35,815		79,254	(957)	78,297
Less: Net (income) loss attributable to non-controlling interest	2,201	—	2,201		2,041	—	2,041
Net income attributable to NGHC	38,527	(511)	38,016		81,295	(957)	80,338
Dividends on preferred stock	(4,744)	—	(4,744)		(5,775)	—	(5,775)
Net income attributable to NGHC common stockholders	$33,783	$(511)	$33,272		$75,520	$(957)	$74,563

Earnings per common share:
Basic earnings per share	$0.36		$0.36		$0.81		$0.80
Diluted earnings per share	$0.35		$0.35		$0.79		$0.78
Dividends declared per common share	$0.02		$0.02		$0.04		$0.04

Weighted average common shares outstanding:
Basic	93,597,448		93,597,448		93,527,977		93,527,977
Diluted	96,181,037		96,181,037		96,005,397		96,005,397

	March 31, 2015
Consolidated Balance Sheet:	As reported	Adjustments	As adjusted	Reference
ASSETS
Investments - NGHC
Fixed maturities, available-for-sale, at fair value	$1,406,561	$—	$1,406,561
Equity securities, available-for-sale, at fair value	48,194	—	48,194
Short-term investments	18,447	—	18,447
Equity investment in unconsolidated subsidiaries	167,568	(500)	167,068	2
Other investments	5,798	—	5,798
Investments - Exchanges
Fixed maturities, available-for-sale, at fair value	212,570	—	212,570
Equity securities, available-for-sale, at fair value	2,865	—	2,865
Short-term investments	3,385	—	3,385
Total investments	1,865,388	(500)	1,864,888
Cash and cash equivalents	229,102	—	229,102
Accrued investment income	13,275	—	13,275
Premiums and other receivables, net	791,281	—	791,281
Deferred acquisition costs	155,029	—	155,029
Reinsurance recoverable on unpaid losses	873,431	—	873,431
Prepaid reinsurance premiums	152,919	—	152,919
Notes receivable from related party	126,434	—	126,434
Due from affiliate	4,098	—	4,098
Premises and equipment, net	29,466	—	29,466
Intangible assets, net	244,018	—	244,018
Goodwill	92,141	—	92,141
Prepaid and other assets	53,090	—	53,090
Total assets	$4,629,672	$(500)	$4,629,172
LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Unpaid loss and loss adjustment expense reserves	$1,551,624	$6,720	$1,558,344	4
Unearned premiums	961,979	(74)	961,905	3
Unearned service contract and other revenue	29,721	—	29,721
Reinsurance payable	153,105	—	153,105
Accounts payable and accrued expenses	178,587	183	178,770	3
Due to affiliate	1,521	—	1,521
Deferred tax liability	52,110	—	52,110
Income tax payable	56,177	(2,565)	53,612	2, 3, 4
Notes payable	305,417	—	305,417
Other liabilities	65,306	—	65,306
Total liabilities	3,355,547	4,264	3,359,811
Stockholders’ equity:
Common stock	935	—	935
Preferred stock	205,000	—	205,000
Additional paid-in capital	687,189	—	687,189
Accumulated other comprehensive income	32,683	—	32,683
Retained earnings	332,701	(4,764)	327,937	2, 3, 4
Total National General Holdings Corp. Stockholders' Equity	1,258,508	(4,764)	1,253,744
Non-controlling interest	15,617	—	15,617
Total stockholders’ equity	1,274,125	(4,764)	1,269,361
Total liabilities and stockholders’ equity	$4,629,672	$(500)	$4,629,172

	Three Months Ended March 31, 2015
Consolidated Statement of Income:	As reported	Adjustments	As adjusted	Reference
Revenues:
Premium income:
Gross premium written	$643,455	$74	$643,529	3
Ceded premiums	(113,430)	—	(113,430)
Net premium written	530,025	74	530,099
Change in unearned premium	(50,860)	—	(50,860)
Net earned premium	479,165	74	479,239
Ceding commission income	5,080	—	5,080
Service and fee income	54,870	—	54,870
Net investment income	16,148	—	16,148
Net realized gain on investments	1,187	—	1,187
Other revenue	1,245	—	1,245
Total revenues	557,695	74	557,769
Expenses:
Loss and loss adjustment expense	306,686	24,671	331,357	1, 4
Acquisition costs and other underwriting expenses	89,885	183	90,068	3
General and administrative expenses	105,687	(24,594)	81,093	1
Interest expense	9,080	—	9,080
Total expenses	511,338	260	511,598
Income before provision for income taxes and equity in earnings of unconsolidated subsidiaries	46,357	(186)	46,171
Provision for income taxes	8,387	(240)	8,147	2, 3, 4
Income before equity in earnings of unconsolidated subsidiaries	37,970	54	38,024
Equity in earnings of unconsolidated subsidiaries	4,958	(500)	4,458	2
Net income	42,928	(446)	42,482
Less: Net (income) attributable to non-controlling interest	(160)	—	(160)
Net income attributable to NGHC	42,768	(446)	42,322
Dividends on preferred stock	(1,031)	—	(1,031)
Net income attributable to NGHC common stockholders	$41,737	$(446)	$41,291

Earnings per common share:
Basic earnings per share	$0.45		$0.44
Diluted earnings per share	$0.43		$0.43
Dividends declared per common share	$0.02		$0.02

Weighted average common shares outstanding:
Basic	93,454,236		93,454,236
Diluted	96,087,952		96,087,952

Certain line items in the Consolidated Statements of Comprehensive Income were immaterially affected by the revision of previously issued financial statements. All of the line item changes in the Consolidated Statements of Cash Flows were included within cash flows from operating activities and the changes in the Consolidated Statements of Changes in Stockholders’ Equity have been address through the preceding disclosure.